UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPNIA, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

SERIES B WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

14066L113

(CUSIP Number of Class of Securities)

Anish Bhatnagar

Chief Executive Officer

Capnia, Inc.

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

(650) 213-8444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Elton Satusky, Esq.

Eric Hsu, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$7,583,518.95	$881.20

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes that warrants to purchase an aggregate of 1,616,955 shares of common stock will participate in the Exchange Offer. The transaction value is calculated pursuant to Rule 0-11 using $4.69 per share of common stock, which represents the average of the high and low sales price of the common stock underlying the warrants on May 18, 2015.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,329.42	Filing Party: Capnia, Inc.
Form or Registration No.: Form S-4 (File No. 333-203162)	Date Filed: April 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to an exchange offer by Capnia, Inc., a Delaware corporation (referred to herein as “the Company,” “we,” “us” or “our”) with respect to our outstanding Series B warrants to purchase shares of our common stock, pursuant to which Series B warrants will be (i) exercised for the shares of common stock underlying such Series B warrants, and (ii) correspondingly exchanged new Series C warrants (collectively, the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4/A filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are exhibits hereto, respectively. The consideration the Company is offering to holders of Series B warrants in the Exchange Offer is described in the Prospectus.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov or on our web site at www.capnia.com.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Prospectus Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer of the Series B warrants is Capnia, Inc., a Delaware corporation. The Company’s principal executive offices are located at 3 Twin Dolphin Drive, Suite 160, Redwood City, CA 94065. The Company’s phone number is (650) 213-8444.

(b) Securities. The subject class of securities is the Company’s Series B warrants for shares of our common stock.

(c) Trading Market and Price. The information set forth in the Prospectus with respect to our common stock in the section entitled “Price Range of Common Stock and Dividend Policy” is incorporated herein by reference. The information set forth in the Prospectus with respect to our Series B warrants in the section entitled “Description of Warrants Included in the Exchange Offer” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference. As required by Instruction C to Schedule TO, listed below are the directors and executive officers of the Company:

Name	Position
Executive Officers:
Anish Bhatnagar, M.D.	President, Chief Executive Officer and Director
David D. O’Toole	Senior Vice President, Chief Financial Officer
Anthony Wondka	Senior Vice President, Research and Development
Edward Ebbers	Senior Vice President, Chief Commercial Officer
Kristen Yen	Vice President, Clinical & Regulatory
Gina Phelps	Vice President of Sales

Non-Employee Directors:
Ernest Mario, Ph.D.	Chairman
Edgar G. Engleman, M.D.	Director
Steinar J. Engelsen, M.D., M.Sc.	Director
William G. Harris	Director
Stephen Kirnon, Ed.D.	Director
William James Alexander, M.D.	Director

The business address and telephone number for each of the above directors and executive officers is c/o Capnia, Inc., 3 Twin Dolphin Drive, Suite 160, Redwood City, CA 94065 and (650) 213-8444.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Background to the Exchange Offer,” “Prospectus Summary,” “The Exchange Offer,” “Capitalization,” “General Terms of the Exchange Offer,” “Description of Warrants Included in the Exchange Offer,” “Description of Securities,” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. To the Company’s knowledge based on reasonable inquiry, no Series B warrants are owned by any officer, director or affiliate of the Company, except as otherwise disclosed in the Prospectus, in particular in the section entitled “Interests of Directors in the Exchange Offer”.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The Company is a party to the following agreements, arrangements or understandings that involve the Series B warrants (each of which is filed as exhibits to this Schedule TO and incorporated herein by reference):

•	Form of Series B Warrant Agreement.

•	Form of Series B Warrant Certificate.

The Company is also party to the following agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) in connection with the Company’s securities:

•	Amended And Restated Investors’ Rights Agreement, dated March 20, 2008, by and among Capnia, Inc. and certain holders of the Capnia, Inc.’s capital stock named therein

•	Form of Series A Warrant Agreement.

•	Form of the Series A Warrant Certificate.

•	Form of the Series C Warrant Agreement.

•	Form of the Series C Warrant Certificate.

•	Form of Warrant Exercise Agreement

•	1999 Incentive Stock Plan and forms of agreements thereunder.

•	2010 Equity Incentive Plan and forms of agreements thereunder.

•	2014 Equity Incentive Plan and forms of agreements thereunder.

•	2014 Employee Stock Purchase Plan and forms of agreements thereunder.

•	Offer Letter, dated June 22, 2007, by and between Capnia, Inc. and Ernest Mario, Ph.D.

•	Employment Agreement, dated April 6, 2010, by and between Capnia, Inc. and Anish Bhatnagar.

•	Offer Letter, dated May 29, 2013, between Capnia, Inc. and Anthony Wondka.

•	Offer Letter, dated April 17, 2014, by and between Capnia, Inc. and Antoun Nabhan.

•	Offer Letter, dated June 24, 2014, by and between Capnia, Inc. and David D. O’Toole.

•	Convertible Note and Warrant Purchase Agreement, dated February 10, 2010, by and among Capnia, Inc. and the investors named therein.

•	Amendment No. 1 to Convertible Note and Warrant Purchase Agreement, Convertible Promissory Notes and Warrants to Purchase Shares, dated November 10, 2010, by and among Capnia, Inc. and the investors named therein.

•	Amendment No. 2 to Convertible Note and Warrant Purchase Agreement, Convertible Promissory Notes and Warrants to Purchase Shares, dated January 17, 2012, by and among Capnia, Inc. and the investors named therein.

•	Convertible Note and Warrant Purchase Agreement, dated January 16, 2012, by and among Capnia, Inc. and the investors named therein.

•	Omnibus Amendment to Convertible Note and Warrant Purchase Agreement, Convertible Promissory Notes and Warrants to Purchase Shares, dated July 31, 2012, by and among Capnia, Inc. and the investors named therein.

•	Omnibus Amendment to Convertible Promissory Notes and Warrants to Purchase Shares, dated April 28, 2014, by and among Capnia, Inc. and the investors named therein.

•	Convertible Note and Warrant Purchase Agreement, dated April 28, 2014, by and among Capnia, Inc. and the investors named therein.

•	Omnibus Amendment to Convertible Note and Warrant Purchase Agreement, Convertible Promissory Notes and Warrants to Purchase Shares, dated May 5, 2014, by and among Capnia, Inc. and the investors named therein.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Risk Factors,” “Price Range of Common Stock and Dividend Policy,” “Capitalization,” “The Exchange Offer,” “General Terms of the Exchange Offer,” “Description of Securities,” and “Description of Warrants Included in the Exchange Offer” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “The Exchange Offer” and “General Terms of the Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Series B warrants will be, pursuant to the Exchange Offer (i) exercised for the shares of common stock underlying such Series B warrants, and (ii) correspondingly exchanged for the issuance of new Series C warrants.

(c) Plans. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Risk Factors,” “Price Range of Common Stock and Dividend Policy,” “Capitalization,” “General Terms of the Exchange Offer,” “The Exchange Offer,” “Description of Securities,” and “Description of Warrants Included in the Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The Company is not using cash consideration as part of the Exchange Offer.

(b) Conditions. The Company will bear all fees and expenses incurred in connection with the Exchange Offer.

(c) Borrowed Funds. The Company does not expect to borrow funds specifically for the purpose of funding any cash payments in connection with the Exchange Offer.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Prospectus in the sections entitled “Security Ownership of Certain Beneficial Owners And Management” and “Interests of Directors in the Exchange Offer” is incorporated herein by reference.

(b) Securities Transactions. On March 3, 2015, Steinar Engelsen contributed back to the Company his Series B warrants to purchase 486 shares of our common stock. On March 5, 2015, certain holders of Series B warrants exercised their Series B warrants to purchase 589,510 shares of our common stock in a private transaction, pursuant to which they also received Series C warrants to purchase an aggregate of 589,510 shares of our common stock. On March 6, 2015, an individual investor exercised Series B warrants to purchase 16,097 shares of our common stock. On March 9, 2015, an individual investor exercised Series B warrants to purchase 3,000 shares of our common stock. On March 17, 2015, an individual investor exercised Series B warrants to purchase 10,000 shares of our common stock. In addition, as of May 1, 2015, certain holders of

Series B Warrants cashless exercised 213,575 Series B Warrants for an aggregate of 84,281 shares of Common Stock. The information set forth in the Prospectus in the sections entitled “Background to the Exchange Offer,” “Interests of Directors in the Exchange Offer,” “Description of Warrants Included in the Exchange Offer,” “The Prior Private Transaction,” and “Description of Securities” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer,” and “Prospectus Summary” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in the Prospectus in the sections entitled “Selected Financial Data” and “Capitalization” is incorporated herein by reference. The audited financial statements of the Company set forth on pages F-1 through F-29 in the Prospectus are incorporated herein by reference.

As of December 31, 2014, the Company’s book value per share was $(1.52).

(b) Pro Forma Information. The information set forth in the Prospectus in the sections entitled “Capitalization” and “Unaudited Pro Form Financial Information” is incorporated herein by reference.

The pro forma book value per share of the Company as of December 31, 2014, after giving effect to the transactions contemplated by the Exchange Offer, was $1.64.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer,” “Prospectus Summary” and “Description of Securities” is incorporated herein by reference.

(2) Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offer.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in the Prospectus, the exhibits thereto and the accompanying letter of transmittal are incorporated herein by reference.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2015

CAPNIA, INC

By:	/s/ Anish Bhatnagar
Name:	Anish Bhatnagar
Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4).

(a)(1)(ii)	Form of Letter to Brokers (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4).

(a)(1)(iii)	Form of Letter To Clients (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4).

(a)(4)(i)	Prospectus, dated April 1, 2015 (incorporated by reference to the Company’s Registration Statement on Form S-4, initially filed on April 1, 2015).

(a)(5)(i)	Company’s Current Report on Form 10-K dated March 13, 2015 filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

(a)(5)(ii)	Press Release, dated March 5, 2015 (incorporated by reference to the Company’s Current Report on Form 8-K dated March 5, 2015 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Form of Series C Warrant Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated March 6, 2015 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iv)	Form of Series C Warrant Certificate (incorporated by reference to the Registration Statement on Form S-4, initially filed on April 1, 2015).

(a)(5)(v)	Form of Warrant Exercise Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated March 6, 2015 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(vi)	Advisory Agreement by and between Capnia, Inc. and Maxim Group LLC, dated March 4, 2015 (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4, initially filed on April 1, 2015).

(b)	None.

(c)	None.

(d)(1)(i)	Form of Warrant to Purchase Shares issued in February 2010 and March 2010 in connection with the Registrant’s 2010 convertible note financing (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)1)(ii)	Form of Warrant to Purchase Shares issued in November 2010 in connection with the Registrant’s 2010 convertible note financing (incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(iii)	Form of Warrant to Purchase Shares issued in January 2012 in connection with the Registrant’s 2012 convertible note financing (incorporated by reference to Exhibit 4.11 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(iv)	Form of Warrant to Purchase Shares issued in July 2012 and August 2012 in connection with the Registrant’s 2012 convertible note financing (incorporated by reference to Exhibit 4.13 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(v)	Form of Warrant to Purchase Shares issued in April, August and October 2014 in connection with the Registrant’s 2014 convertible note financing (incorporated by reference to Exhibit 4.15 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(vi)	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

Exhibit No.	Description

(d)(1)(vii)	1999 Incentive Stock Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(viii)	2010 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(ix)	2014 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(x)	2014 Employee Stock Purchase Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xi)	Offer Letter, dated June 22, 2007, by and between the Company and Ernest Mario, Ph.D. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xii)	Employment Agreement, dated April 6, 2010, by and between the Company and Anish Bhatnagar (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xiii)	Offer Letter, dated May 29, 2013, between the Company and Anthony Wondka (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xiv)	Offer Letter, dated June 24, 2014, between the Company and David D. O’Toole (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(xv)	Loan Agreement, dated September 29, 2014, by and between the Company and the investors named therein (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1, initially filed on June 10, 2014).

(d)(1)(vi)	Employment Agreement, dated March 30, 2015, by and between the Company and Edward Ebbers (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 14, 2015).

(e)	None.

(f)	None.

(g)	None.

(h)	None.